EXHIBIT 12.2

UNION OIL COMPANY OF CALIFORNIA AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
Millions of dollars	2003	2002	2001	2000	1999
Earnings from continuing operations	$744	$361	$626	$746	$141
Provision for income taxes	531	287	457	500	128
Minority interests	9	6	41	16	16
Distributions (less than) greater than earnings from equity investments	39	6	69	(57)	(4)

Earnings subtotal (a)	1,323	660	1,193	1,205	281

Fixed charges included in earnings:
Interest expense	190	179	192	210	199
Interest portion of rentals (b)	24	23	19	20	22

Fixed charges subtotal	214	202	211	230	221

Earnings from continuing operations available before fixed charges	$1,537	$862	$1,404	$1,435	$502

Fixed charges:
Fixed charges included in earnings	214	202	211	230	221
Capitalized interest	60	46	27	13	16

Total fixed charges	$274	$248	$238	$243	$237

Ratio of earnings from continuing operations to fixed charges	5.6	3.5	5.9	5.9	2.1

(a) Includes pre-tax impairment of :	93	47	137	66	23

The ratio of earnings, excluding impairment, to fixed charges would be:	5.9	3.7	6.5	6.2	2.2

(b) Calculated as one-third of operating rental expense.